UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission file number 001-39355

BROOKFIELD RENEWABLE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE CORPORATION

Date: July 31, 2020	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

Exhibit Index

Exhibit	Description

10.1	Registration Rights Agreement, dated as of July 30, 2020, between Brookfield Renewable Corporation, Brookfield Renewable Partners L.P. and Brookfield Asset Management Inc.

10.2	Rights Agreement, dated as of July 30, 2020, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association

10.3	Guarantee Indenture, dated as of July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada

10.4	Guarantee Indenture, dated as of July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada

10.5	Guarantee, dated as of July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada

10.6	Subordinate Credit Agreement, effective as of July 30, 2020, between Brookfield BRP Holdings (Canada) Inc. as borrower and BEP Subco Inc. as lender

10.7	Subordinate Credit Agreement, effective as of July 30, 2020, by and between BEP Subco Inc. as borrower and Brookfield BRP Holdings (Canada) Inc. as lender

10.8	Relationship Agreement, dated November 28, 2011 and as thereafter amended, by and among Brookfield Asset Management Inc., Brookfield Renewable Partner L.P., Brookfield Renewable Energy L.P. and others

10.9	Equity Commitment Agreement, dated as of July 30, 2020, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.

10.10	First Amendment, dated July 30, 2020, to the Third Amended and Restated Master Services Agreement, by and among Brookfield Asset Management Inc., the Service Recipients and the Service Providers named therein

10.11	Code of Business Conduct and Ethics